UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-36049

World Point Terminals, LP

(Exact name of registrant as specified in its charter)

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 5

Pursuant to the requirements of the Securities Exchange Act of 1934, World Point Terminals, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WORLD POINT TERMINALS, LP

	By:	WPT GP, LLC, its general partner

Date: July 20, 2017	/s/ Jonathan Q. Affleck
	Name:	Jonathan Q. Affleck
	Title:	Vice President and Chief Financial Officer